EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2002	2003	2004	2005	2006	9/30/2007	9/30/2007
EARNINGS
Income Before Income Taxes	$292,176	$246,809	$207,929	$199,259	$286,422	$357,851	$322,113
Fixed Charges (as below)	59,847	58,771	61,742	63,665	74,155	76,197	57,634
Total Earnings	$352,023	$305,580	$269,671	$262,924	$360,577	$434,048	$379,747

FIXED CHARGES
Interest Expense	$53,869	$50,948	$54,246	$59,539	$66,100	$67,046	$51,193
Credit for Allowance for Borrowed Funds Used During Construction	2,478	5,123	4,996	1,526	5,955	7,051	4,866
Estimated Interest Element in Lease Rentals	3,500	2,700	2,500	2,600	2,100	2,100	1,575
Total Fixed Charges	$59,847	$58,771	$61,742	$63,665	$74,155	$76,197	$57,634

Ratio of Earnings to Fixed Charges	5.88	5.19	4.36	4.12	4.86	5.69	6.58